July 11, 2013

VIA EDGAR

Ms. Sheila Stout
United States Securities and Exchange Commission
Washington, D.C.

RE:	Sarbanes-Oxley Review of the Prospectus for Nicholas High Income Fund, Inc. (the “Fund”) Registration Nos. 002-10806/811-00216

Ms. Stout,

This letter is being filed via EDGAR as Correspondence in response to your verbal comment on the Fund’s Class N Prospectus dated April 30, 2013 received on July 1, 2013. We appreciate your assistance in this matter. Your comment as we understood it is detailed below with our response immediately following.

Comment 1

     Regarding the Class N total expense ratio used in the Expense Table in the Prospectus versus the Class N total expense ratio in the Financial Highlights of the Annual Report dated December 31, 2012 verify the amounts used.

Response 1

     The Fund confirms that the Class N total expense ratio used in the Expense Table in both the Prospectus and Summary Prospectus and the Class N total expense ratio in the Financial Highlights of the Annual Report dated December 31, 2012 were listed as 1.01%.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)

The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)

The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)

The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have questions regarding this issue, please call so we can further discuss your concerns.

Very truly yours,

/s/ Jeffrey T. May
Senior Vice President, Secretary and Treasurer

Cc: Jason T. Thompson